Exhibit 99.3

NUTRIEN LTD.

Report of Voting Results

Submitted Pursuant to

Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

July 20, 2018

This report is submitted for and on behalf of Nutrien Ltd. (the “Corporation”) in respect of its annual meeting (the “Meeting”) of shareholders (“Shareholders”) held in Saskatoon, Saskatchewan on July 19, 2018.

At the Meeting, Shareholders voted by ballot on the following matters:

(a)	The election of each of the following proposed director nominees with the results of voting set forth opposite the name of each nominee:

	Votes For	Votes Withheld
Christopher M. Burley	450,933,790/98.71%	5,874,853/1.29%
Maura J. Clark	453,857,773/99.35%	2,950,350/0.65%
John W. Estey	451,153,704/98.76%	5,654,379/1.24%
David C. Everitt	442,505,940/96.87%	14,302,143/3.13%
Russell K. Girling	453,226,633/99.22%	3,582,010/0.78%
Gerald W. Grandey	451,621,486/98.86%	5,187,157/1.14%
Miranda C. Hubbs	453,912,313/99.37%	2,896,370/0.63%
Alice D. Laberge	451,298,522/98.79%	5,510,161/1.21%
Consuelo E. Madere	453,898,075/99.36%	2,910,608/0.64%
Charles V. Magro	453,620,016/99.30%	3,188,627/0.70%
Keith G. Martell	450,419,175/98.60%	6,389,468/1.40%
A. Anne McLellan	452,823,892/99.13%	3,984,791/0.87%
Derek G. Pannell	453,618,074/99.30%	3,190,569/0.70%
Aaron W. Regent	452,886,819/99.14%	3,921,824/0.86%
Mayo M. Schmidt	451,568,249/98.85%	5,240,394/1.15%
Jochen E. Tilk	427,678,748/93.62%	29,129,895/6.38%

(b)	The re-appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation. The results of the vote were: 493,391,823 votes “For” (99.45%) and 2,743,280 votes “Withheld” (0.55%).

(c)	A resolution to ratify and approve the Corporation’s stock option plan and certain grants of stock options to eligible participants under the stock option plan, as more particularly detailed in the Corporation’s management proxy circular dated June 6, 2018. The results of the vote were: 379,540,591 votes “For” (83.09%) and 77,267,982 votes “Against” (16.91%).

(d)	A non-binding advisory vote to accept the Company’s approach to executive compensation. The results of the vote were: 417,285,576 votes “For” (91.35%) and 39,522,895 votes “Against” (8.65%).